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Marisol Fernández

Investor Relations

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E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

MADECO S.A. ANNOUNCES CONSOLIDATED RESULTS FOR THE THIRD QUARTER 2003

(Santiago, Chile, November 14, 2003) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced today its consolidated financial results in Chilean GAAP for the quarter ended September 30th, 2003. All figures are expressed in Chilean pesos as of September 30th, 2003 (the year-over-year CPI variation totaled 2.9%) and US dollar conversions expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$660.97).

Madeco's Highlights

  As a consequence of higher level of Chilean exports of copper pipes and the increased Argentine demand for such products, the Company reinitiated on September 1, 2003 the production of copper pipes in the neighboring country. The headcount for the Barracas plant is about 35 employees and the Company estimates a monthly production of 200 tons.
  On July 31, 2003 Madeco did the last payment of its Series B Bond.
  The Company's revenues for the quarter ended September 30, 2003 amounted to Ch$59,984 million, a 16.3% decrease versus Ch$71,670 million generated in the same period last year. The decline primarily reflects lower revenues from foreign subsidiaries (that represented 43.5% of total revenues in 3Q03) due mainly to the Chilean peso revaluation against the US dollar; accumulated revenues are transformed to Chilean peso using the closing exchange rate for each period: in June 2003 exchange rate was US$1.00 = Ch$699.12 versus US$1.00 = Ch$660.97 in September 2003).
  The Company's consolidated operating income in 3Q03 (Ch$1,735 million) increased by 77.8% versus 3Q02 (Ch$976 million). The stronger performance reflects the Company's efforts to reduce the fixed cost structure and improve efficiency levels.

Consolidated Income Statement Highlights (Exhibits 1 & 2)

Revenues: Revenues generated in 3Q03 declined by 16.3%, reflecting lower revenues in Chilean peso terms from foreign subsidiaries due primarily to the revaluation of the Chilean peso against the US dollar (for the most part wire and cable subsidiaries, see the explanation below). In addition, volume sales in equivalent tons decreased by 2.9% versus 3Q02, as a result of lower volume sales of coin blanks, optical fiber cables and aluminum profiles, partially offset by higher sales of pipes, flexible packaging products and cables.

Gross Income and Gross Margin: Gross income in 3Q03 dropped 16.6% versus the same quarter last year and gross margin remained flat at 11.8%. COGS decreased 16.3% in the current quarter versus a year ago due mainly to the effect of currency translation explained above and productivity improvements, partially offset by raw material price increases (mainly higher copper and aluminum prices).

Operating Income and Operating Margin: The Company's operating income amounted to Ch$1,735 million in 3Q03, almost doubled last year's figures (Ch$976 million). Moreover, the Company's operating margin grew 1.5 p.p., from 1.4% to 2.9%. The positive evolution of the operating income reflects a 28.9% drop in SG&A expenses, primarily due to specials efforts in the four business units to reduce the fixed cost structure.

Non-Operating Results: The Company's non-operating loss in 3Q03 amounted to Ch$1,843 million, only a fraction of the Ch$18,633 million loss registered in the same period last year.

  Price-level restatement and translation losses: the Company's translation income for the 3Q03 period (Ch$1,388 million) resulted primarily from gains due to the Chilean peso revaluation against the US dollar (Ch$1,771 million), which were partially offset by currency translation losses net of hedges from Brazil (Ch$407 million). In addition, the Company registered Ch$881 million gain from price level restatement, including higher inventories (Ch$624 million) as a result of copper price increases.
  Other non-operating expenses: amounted to Ch$752 million in 3Q03, only a fraction versus Ch$2,615 million registered last year. In 2003, non-operating expenses included Ch$495 million due to depreciation expenses of assets in Argentina, Ch$146 million due to expenses associated with the termination of the Torre Antel Project in Uruguay.
  Net financial expenses: amounted to Ch$3,169 million in 3Q03, a drop versus Ch$5,039 million expenses incurred in 3Q02 due to the Company's financial restructuring that resulted in both lower financial debt and a decline in interest rate.
  Other non-operating income: amounted to Ch$246 million in 3Q03 versus a loss of Ch$8 million registered in the same period last year; this year the Company registered recovery of custom tax in Brazil and Bolivia (Ch$309 million).

Net Income: Net loss before taxes in 3Q03 amounted to Ch$108 million, only a fraction of the Ch$17,656 million loss registered in 3Q02.

  The income tax in 3Q03 and 3Q02 amounted to Ch$438 million and Ch$999 million, respectively.
  The Company's minority interest primarily reflects the proportion of net income/loss corresponding to the minority shareholders of the Company's subsidiaries Alusa and Optel. The Company's minority interest in 3Q03 amounted to a Ch$91 million credit versus a Ch$61 million credit in 3Q02; for 3Q03, Alusa generated net income versus the losses obtained in 2002 and Optel in 2003 registered losses.

In conclusion, the Company's net loss after taxes in 3Q03 amounted to Ch$454 million an improvement versus a Ch$18,587 million loss a year ago.

BUSINESS UNIT ANALYSIS (Exhibits 3 & 4)

The following discussion of the Company's four business units focuses on year-over-year performance for the third quarter period. The third quarter and first nine-months results by business units are included in the exhibits following the text of this report.

Wire & Cable

Revenues: Revenues in 3Q03 amounted to Ch$29,221 million, a 23.4% decrease versus Ch$38,139 million registered the same period of 2002. The drop of net sales included the Chilean peso revaluation against the US dollar and its effects on the results from foreign subsidiaries. The Company's revenues in 3Q03 have to include the effect of the Chilean peso revaluation of total revenues accumulated during 2003. In June 2003 revenues from foreign subsidiaries are converted using the closing exchange rate US$1.00 = Ch$699.12, in September 2003, total revenues are converted using US$1.00 = Ch$660.97. In US dollar terms the Company's foreign subsidiaries generated revenues in 3Q03 of ThUS$33,647 compared to ThUS$28,652 last year. In addition, the Company registered higher volume sales of metal cables due to higher demand levels in Peru and increased sales in Brazil (despite delays in the governmental process of bidding part of the Brazilian transmission system), partially offset by lower sales in Chile. In addition, copper rod volume sales went 0.5% up and optical fiber cables decreased by 93.8%.

COGS totaled Ch$27,202 million in 3Q03 a 22.4% decrease versus the same period of 2002 (Ch$35,054 million), resulting from lower volume sales of optical fiber cables, productivity improvements due to reallocation of production among the Company's several plants. The COGS drop was partially offset by higher raw material costs due to the increase of LME copper prices.

SG&A expenses registered in 3Q03 were Ch$2,550 million, a decrease of about 31.1% versus Ch$3,701 million incurred last year. The drop in SG&A expenses reflects the reductions in the Company's administrative workforce (primarily in Brazil), the reorganization of commercial areas in Brazil and Chile, lower third-party services and lower uncollectible accounts, partially offset by higher marketing and IT expenses. In addition, in 3Q02 the Company changed the criteria for the allocation of SG&A expenses between the Chilean Wire and Cable operation and the Chilean PBS operation. Pursuant to the change, the Company re-allotted in 3Q02 from the Chilean Wire and Cable operation to the Chilean PBS operation a total of Ch$716 million previously recorded in 1H02 as SG&A expenses of the Chilean Wire and Cable operation.

Brass Mills

Revenues amounted to Ch$13,541 million in 3Q03, a 13.8% decrease versus Ch$15,714 million generated the previous year. The revenue decline primarily reflects a 1.8% drop in volume sales, primarily due to lower coin blanks and copper sheets export sales offset by higher Chilean and Argentine local sales.

COGS dropped 11.1%, from Ch$13,582 million in 3Q02 to Ch$12,076 million in the current quarter. The Company's COGS decrease resulted from lower volume sales and overtime charges reductions, which were compensated by higher raw material prices (LME copper price) and a decrease in productivity levels (-8.2% measured in kg/man-hour)

SG&A expenses were reduced by 51.9%, to Ch$1,026 million in the 3Q03 versus the same period a year ago (Ch$2,131 million). The decline in SG&A expenses reflects the Company's workforce reductions, lower third-party services and lower uncollectible accounts, partially offset by higher marketing expenses and expenses related with business data processing in Chile. In addition, SG&A expenses from the coin division dropped due to the merge of administrative tasks of Armat with Madeco Chile and lower Argentine SG&A expenses. In addition, SG&A reductions in the Chilean division reflect a change in the criteria for the allocation of SG&A expenses between the Chilean Wire and Cable operation and the Chilean PBS operation. Pursuant to the change, the Company re-allotted in 3Q02 from the Chilean Wire and Cable operation to the Chilean PBS operation a total of Ch$716 million previously recorded in 1H02 as SG&A expenses corresponding to the Chilean Wire and Cable operation.

Flexible Packaging

Total revenues for 3Q03 were Ch$10,792 million, a 4.9% decrease versus the same quarter of 2002. Lower revenues reflect the effect of the Chilean peso revaluation of revenues from the Argentine subsidiary (see the explanation in the Wire and Cable section) which was in part compensated by higher Chilean sales. Volume sales rose (10.8%) due to higher export sales to other Latin American countries and increased market share in the Chilean unit.

COGS totaled Ch$8,916 million, a 6.8% decline versus the previous year (Ch$9,567 million) as a result of the effect of the Chilean peso revaluation, lower scrap levels (-5.7%) and improvements in the usage of raw material (-2.3 p.p.), partially offset by increased sales activity and higher raw material prices.

SG&A expenses amounted to Ch$895 million in 3Q03 a 7.8% increase versus the 3Q02 (Ch$830 million), reflecting higher salary expenses, third-party services, increased expenses due to the implementation of a business data processing system, higher marketing expenses and higher costs connected to the increased export activity.

Aluminum Profiles

Net sales in 3Q03 were Ch$6,430 million, flat versus a year ago (Ch$6,463 million), reflecting 1.1% decrease in volume sales due to lower activity in the construction sector, which were partially offset by price increases effective since February 2003, the transfer higher aluminum LME prices and the introduction of more value-added products.

COGS went 5.3% down, from Ch$4,985 million in 3Q02 to Ch$4,719 million in 3Q03, reflecting lower volume sales and improvements in productivity and efficiency levels. The stronger results were partially offset by higher costs of raw materials (aluminum went 4.7% up in Chilean peso terms and 9.6% in US dollar).

SG&A expenses increased 2.5% versus last year, from Ch$843 million in 3Q02 to Ch$864 million, reflecting higher marketing expenses, a growth in computing system costs and an increase in uncollectible accounts.

BALANCE SHEET ANALYSIS (EXHIBIT 7)

Assets: Total assets of the Company as of September 30, 2003, amounted to Ch$401,181 million, a 3.2% decrease compared with the Ch$414,330 million in total assets as of September 30, 2002. The main differences were:

  Current assets amounted to Ch$168,043 million, a 26.0% increase versus last year. The growth reflects primarily the new funds from the Company's capital increases that were invested in financial instruments.
  Fixed assets decreased 18.3% in 2003 versus the same period last year, to Ch$182,548 million at September 2003. The fixed assets reduction included the revaluation of the Chilean peso against the dollar that affected the value of foreign assets in Chilean peso terms, additional provisions to reflect the lower values of PP&E in Argentina and the Company's investment requirements are lower versus the depreciation.
  Other assets amounted to Ch$50,591 million, a 12.0% decrease compared to September 2002 due to a decrease on goodwill (Ch$7,141 million) reflecting the amortization of the period and lower long-term receivables (Ch$2,188 million) that resulted from write-offs and the rescheduling of some long-term-receivable to short-term. The decreases were partially offset by higher long-term deferred taxes (Ch$1,460 million) generated by the absorption of an indirect subsidiary made by Alusa and higher deferred taxes from the Argentine subsidiary.

Liabilities: Total liabilities of the Company as of September 30, 2003 were Ch$214,560 million, a 24.6% decrease compared to Ch$284,467 million at September 30, 2002. The primary differences were:

  Bank Debt amounted to Ch$106,921 million in September 2003, a 34.2% decrease versus September last year. On December 18, 2002 the Company paid to its 14 creditors banks a total of Ch$28,847 million. Following the capital increase and restructuring on April 9, 2003, in accordance with the amended and restated agreements among the Company and certain of its creditor banks, the Company made an additional Ch$7,119 million payment to those creditors. This amount corresponds to the first capital amortization payment and interest (otherwise due in March 2006), and an additional payment of 12.68% of the last payment (due in March 2010). In addition, on July 29 and September 10, Madeco paid 2 short-term credits for a total of approximately US$3 million. Moreover, all the subsidiaries (being the only exception Indeco) reduced its bank debt, executing the Company's policy of debt reduction.
  Bonds were Ch$60,141 million, a 15.2% decrease versus September 2002. After March 22, 2003, the Company initiated a bond capitalization process, which ended on March 31, 2003. Pursuant to this bond capitalization process, the Company redeemed a portion of its outstanding bonds in exchange for cash and newly issued shares of the Company. The total amount redeemed by the Company was Ch$7,434 million, which were paid 50% in cash and 50% in shares (at Ch$24 per share). In addition, the Company paid the penultimate and last coupon of the Series B Bond in February and July for a total of Ch$1,702 million, paid interest of the Series C Bond of Ch$714 million in May and paid in June a total of Ch$2,826 million of capital and interest of the Series A Bond.

Shareholders' Equity: Total Shareholders' Equity for the Company was Ch$174,204 million as of September 2003, a 50.4% increase versus September 2002. The main differences were:

  Paid-in capital increased by 56.7%, to Ch$186,594 million in September 2003, reflecting the Company's capital increase that ended on March 31, 2003 and additional 264,800,000 shares sold in a public auction on the Santiago Stock exchange on September 6, 2003 for Ch$7,679 million. Moreover and as part of the Company's capital increase approved at the Extraordinary Shareholder's meeting held in November 2002, an additional 1,156,803,602 shares were sold (at approximately Ch$28 per share) in a public auction on the Santiago Stock exchange on August 20, 2003 for Ch$32,403 million (equal to approximately US$46.1 million at the Ch$702.68 to US$1.00 Observed Exchange Rate for August 20, 2003). As a result of the sale, Madeco's total outstanding shares increased to 4,120,088,408 shares.
  Share-premium grew more than 5 times, to Ch$33,500 million in September 2003, reflecting the difference between the price (Ch$18) that resulted to divide the number of shares and the amount for the capital increase approved at the Extraordinary Shareholders' Meeting held in November 2002 and the price at which were offered the shares (Ch$24 for each share in the pre-emptive rights offering period, Ch$29 for each share in the auction that took place in June and Ch$28 for each share in the auction of August).
  Retained earnings, amounted to a loss of Ch$84,050 million in 2003 versus a loss of Ch$74,210 million in 2002 due mainly to losses registered in the last quarter of 2002.

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Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.

Readers are cautioned not to place undue reliance on the forward looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.